Exhibit 99.164
Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
March 3, 2006
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE: Blue Pearl Mining Ltd — Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the Annual Meeting of Shareholders for Blue Pearl Mining Ltd.

1.	ISIN -	CA 09578T1093

2.	Date Fixed for the Meeting -	May 11, 2006

3.	Record Date For Notice -	March 28, 2006

4.	Record Date For Voting -	March 28, 2006

5.	Beneficial Ownership Determination Date-	March 28, 2006

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common

7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common

8.	Business to be conducted at the meeting-	Annual
Yours Truly,
EQUITY TRANSFER SERVICES INC.
Per:
Equity Transfer Services Inc. 120 Adelaide St. W., Suite 420 Toronto, ON M5H 4C3 T: 416.361.0152 F: 416.361.0470